Exhibit 99.1

Buenos Aires

June 13, 2018

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has been notified by the Argentine Central Bank’s Resolution #180 that Mr. Marcelo Poncini has been authorized to act as Alternate Director pursuant to a resolution made at the shareholders’ meeting of Banco Galicia that was held on April 24, 2018.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in

Spanish, which shall govern in all respects, including with respect to any matters of interpretation.